Bovie Medical Corp.
734 Walt Whitman Road
Melville, NY 11747
(631) 421-5452

September 12, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance/AD10
100 F Street, NE
Washington, DC 20549-6010
Attn: Tim Buchmiller, Esq (Mail Stop 6010)

Re: Bovie Medical Corporation
Registration Statement Form S-3
Registration No., 333-120741

Gentlemen:

We enclose amendment #7 to the above referenced Registration Statement. On behalf of Bovie Medical Corporation request is hereby made that effectiveness of the above referenced Registration Statement be accelerated to Wednesday September 14, 2005, or as soon as thereafter as practicable.

In connection with the foregoing we hereby acknowledge:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy and cooperation.

Very truly yours,
Bovie Medical Corp.
By: /s/ Andrew Makrides
Andrew Makrides